EXHIBIT 16.1

December 8, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States

Ladies and Gentlemen:

We are the former independent auditors for Itonis Inc., a Nevada corporation (the “Company”). We have been furnished with a copy of the Company’s response to Item 4.01 of Form 8-K disclosing our resignation as independent public auditor of the Company. We confirm our agreement with the statements made in response to that item insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in Item 4.01 regarding the approval of our resignation by the Board of Directors.

Very truly yours,

“Staley, Okada & Partners”

Staley, Okada & Partners
CHARTERED ACCOUNTANTS